UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No.21

27th July 2005

(6 pages)

ESPÍRITO SANTO FINANCIAL GROUP S.A.

(Name of Issuer)

Ordinary Shares, nominal value Euro 10 per share
(Title of Class of Securities)

29665F 20 0
(CUSIP Number)

Manuel Villas-Boas
Espírito Santo International S.A.
33 Queen Street
London EC4R 1ES
004420 7332 4350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event Which Requires Filing of this Statement)

19th July 2005

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box

Check the following box if a fee is being paid with the statement

SEC 1746(12-91)

CUSIP No 29665F 20 0

1.	Names of Reporting Persons. I.R.S. Identifications Nos. of above persons (entities only) Espírito Santo International S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)

(b)

3.	SEC use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	20,347,394

	8.	Shared Voting Power	7,493,911

	9.	Sole Dispositive Power	—

	10.	Shared Dispositive Power	7,493,911

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,841,305

12.	Check if the Aggregate in Row (11) Excludes Certain Shares

13.	Per Cent of Class Represented in Row (11) 49.88%

14.	Type of Reporting Person HC,CO

This Amendment No.21 amends the statement on Schedule 13D filed by Espírito Santo International S.A., a limited liability company organized under the laws of Luxembourg ("ESI") and Espírito Santo Resources (Portugal) ("ESR (P)"), an indirect subsidiary of ESI, with the Commission on March 2nd, 1995, as amended by Amendment No. 1, filed on 8th June, 1995, Amendment No. 2, filed on 31st October 1995.Amendment No.3 filed on 31st January 1996, Amendment No. 4 filed on 16th April 1996, Amendment No. 5 filed on 28th August 1996 ,as amended by Amendment No. 6 filed on 10th October 1996, Amendment No.7 filed on 10th January 1997 as amended by Amendment No.8 filed on 14th March 1998, as amended by Amendment No.9 filed on 25th May 1998 by Espírito Santo International S.A. and Espírito Santo & Irmãos,S.G.P.S., S.A. ("ESIR")as amended by Amendment No.10 filed 27th September 1999, as amended by Amendment No.11 filed on 22nd December 1999 as amended by Amendment No.12 filed on 11th January 2000 as amended by Amendment No.13 filed on 8th June 2000, as amended by Amendment No.14 filed 9th June 2000 as amended by Amendment no.15 filed 25th January 2001, as amended by Amendment no.16 filed 22nd May 2002 as so amended, "Statement") with respect to the ordinary shares, nominal value US$10 per share (the "Ordinary Shares"), of Espírito Santo Financial Group S.A.(the "Issuer"), as amended by Amendment No.17 filed 31st October 2002, as amended by Amendment no.18 filed 12th December 2002, as amended by Amendmment no.19 filed 20th January 2004, as amended by Amendment no.20 filed on 7th December 2004.This Amendment No.21 supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

Item 3. Sources and Amount of Funds or other Consideration

All of the purchases of Ordinary Shares reported in this Amendment no.21 to the Statement have been made by ESI from the working capital of ESI.

Item 4.

e) Increase in the issued capital of Espírito Santo Financial Group S.A.to Eur 558,032,910 following an offer of 7,894,736 new shares of 10 Euro each.

g) Amendment to Article 8 of the Articles of Incorporation of Espírito Santo Financial Group S.A. approved at the Extraordinary General Shareholders’ Meeting held on the 8th July 2005.

Item 5. Interest of Securities of Issuer

(a) and (b) ESI beneficially owns 27,841,305 (49.88%)ordinary shares of the Issuer. ESI is deemed to have sole voting and dispositive power over such Ordinary shares and shared voting and dispositive power over the shares owned by Espírito Santo Irmãos S.G.P.S. S.A.

Espírito Santo Irmãos S.G.P.S.,S.A.beneficially owns 7,493,911 shares (13.42%) of the Ordinary Shares of the Issuer,Espírito Santo Irmãos S.G.P.S.,S.A.is deemed to have sole voting and dispositive power over 7,493,911 such Ordinary Shares.

(c) In addition to the purchases previously reported in the Statement and its amendments, there have been,since the amendment filed on 7th December 2004, purchases and sales of shares which have been below the reporting 1% obligation. All transactions in the ordinary shares by ESI are detailed on Schedule I attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Dated : 27th July 2005

Espírito Santo International S.A.

Manuel de Magalhães Villas-Boas
Senior Vice President

Schedule I

SHARES ESPIRITO SANTO FINANCIAL GROUP SA

PURCHASE AND SALE BY ESPIRITO SANTO INTERNATIONAL SA

Date	N° shares	Total shares	%	Currency	Price	Place of
			total shares		per share	transaction

21/04/2005	(4,295)	19,932,445	41.61%	EUR	21.00	OTC
05/05/2005	100,010	20,032,455	41.81%	EUR	21.00	Lisbon
13/05/2005	100,000	20,132,455	42.02%	EUR	20.90	Lisbon
16/05/2005	90,000	20,222,455	42.21%	EUR	20.90	Lisbon
17/05/2005	(97,000)	20,125,455	42.01%	EUR	21.00	Lisbon
20/05/2005	82,900	20,208,355	42.18%	EUR	20.90	Lisbon
25/05/2005	(100,000)	20,108,355	41.97%	EUR	21.00	Lisbon
31/05/2005	(5,000)	20,103,355	41.96%	EUR	21.30	OTC
06/06/2005	100,000	20,203,355	42.17%	USD	27.00	OTC
06/06/2005	5,000	20,208,355	42,18%	USD	26.98	New York
07/06/2005	5,000	20,213,355	42.19%	USD	26.98	New York
09/06/2005	1,200	20,214,555	42.19%	USD	26.81	New York
10/06/2005	(7,000)	20,207,555	42.18%	EUR	22.10	OTC
10/06/2005	10,000	20,217,555	42.20%	USD	27.20	New York
13/06/2005	10,000	20,227,555	42.22%	USD	27.07	New York
15/06/2005	2,200	20,229,755	42.23%	USD	26.80	New York
17/06/2005	(5,000)	20,224,755	42.22%	EUR	22.00	OTC
17/06/2005	5,000	20,229,755	42.23%	USD	26.70	New York
21/06/2005	10,000	20,239,755	42.25%	USD	26.65	New York
28/06/2005	1,400	20,241,155	42.25%	USD	26.70	New York
28/06/2005	5,000	20,246,155	42.26%	USD	26.65	New York
28/06/2005	250	20,246,405	42.26%	EUR	21.95	Lisbon
30/06/2005	1,100	20,247,505	42.26%	USD	26.63	New York
01/07/2005	10,000	20,257,505	42.28%	USD	26.56	New York
05/07/2005	800	20,258,305	42.29%	USD	26.30	New York
06/07/2005	10,000	20,268,305	42.31%	USD	26.50	New York
07/07/2005	5,000	20,273,305	42.32%	USD	26.40	New York
08/07/2005	10,789	20,284,094	42.34%	EUR	21.90	Lisbon
08/07/2005	7,500	20,291,594	42.35%	USD	26.25	New York
11/07/2005	10,000	20,301,594	42.38%	EUR	21.90	Lisbon
11/07/2005	30,000	20,331,594	42.44%	USD	26.20	New York
12/07/2005	5,000	20,336,594	42.45%	EUR	21.50	Lisbon
12/07/2005	7,200	20,343,794	42.46%	USD	26.13	New York
12/07/2005	5,000	20,348,794	42.47%	USD	26.07	New York
13/07/2005	5,000	20,353,794	42.48%	USD	26.20	New York
13/07/2005	3,400	20,357,194	42.49%	USD	26.10	New York
14/07/2005	(5,000)	20,352,194	42.48%	EUR	21.90	Lisbon
15/07/2005	(3,000)	20,349,194	42.48%	EUR	21.90	Lisbon
18/07/2005	(2,500)	20,346,694	42.47%	EUR	21.80	Lisbon
18/07/2005	700	20,347,394	36.46%	USD	26.30	New York

26/07/2005